SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Information Technology, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G21174100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21174100		13G

1	Names of Reporting Persons Fosun International Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,138,312

	6	Shared Voting Power 590,179

	7	Sole Dispositive Power 1,138,312

	8	Shared Dispositive Power 590,179

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,491

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.76%*

12	Type of Reporting Person (See Instructions) CO

*Percent of class calculation based on 27,007,608 ordinary shares outstanding as of June 30, 2013 as reported in the Issuer’s Form
6-K filed with the Securities and Exchange Commission (“SEC”) on August 30, 2013 and an additional 3,000,000 ordinary shares issued to employees of the Issuer on September 26, 2013 under the Issuer’s 2013 Equity Incentive Plan as reported in the Issuer’s Form 6-K filed with the SEC on September 27, 2013.

CUSIP No. G21174100		13G

1	Names of Reporting Persons Topper Link Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 590,179

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 590,179

9	Aggregate Amount Beneficially Owned by Each Reporting Person 590,179

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 1.97%*

12	Type of Reporting Person (See Instructions) CO

*Percent of class calculation based on 27,007,608 ordinary shares outstanding as of June 30, 2013 as reported in the Issuer’s Form
6-K filed with the Securities and Exchange Commission (“SEC”) on August 30, 2013 and an additional 3,000,000 ordinary shares issued to employees of the Issuer on September 26, 2013 under the Issuer’s 2013 Equity Incentive Plan as reported in the Issuer’s Form 6-K filed with the SEC on September 27, 2013.

Item 1.
(a)

Name of Issuer:
China Information Technology, Inc., a company incorporated under the laws of the British Virgin Islands (“CNIT BVI”), as the successor issuer to China Information Technology, Inc., a Nevada corporation (“CNIT Nevada”) pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.(1)

	(b)	Address of Issuer’s Principal Executive Offices: 21st Floor, Everbright Bank Building Zhuzilin, Futian District Shenzhen, Guangdong, 518040 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

•      Fosun International Limited (“Fosun International”)  (See the attached Exhibit A for information regarding the parent corporations and a control person of Fosun International.)

•      Topper Link Limited (“Topper”)

	(b)	Address of Principal Business Office: The address of the principal business office for both Fosun International and Topper is: Room 808 ICBC Tower 3 Garden Road, Central Hong Kong, China
	(c)	Citizenship: Both Fosun International and Topper are corporations organized under the laws of Hong Kong, China
	(d)	Title of Class of Securities: Ordinary Shares, par value $0.01 per share
	(e)	CUSIP Number: G21174100(2)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

(1)  On October 31, 2012, CNIT Nevada completed a corporate reorganization resulting in CNIT BVI becoming the publicly-held parent company of CNIT Nevada, and CNIT Nevada becoming a wholly-owned subsidiary of CNIT BVI.  Prior to the reorganization, CNIT Nevada’s common shares were registered pursuant to Section 12(b) of the Exchange Act and were listed on the NASDAQ Global Select Market under the symbol “CNIT.”  Fosun International and Topper had jointly filed a report with the SEC on Schedule 13G on June 20, 2011(File No. 005-82475) reporting beneficial ownership of CNIT Nevada common shares, and had filed an Amendment No. 1 to that report on Schedule 13G with the SEC on February 13, 2012 under the same file number.

As a result of the reorganization, each issued and outstanding share of CNIT Nevada common stock was converted into the right to receive one CNIT BVI ordinary share and CNIT BVI’s ordinary shares were deemed registered under Section 12(b) of the Exchange Act.  CNIT’s ordinary shares are listed on the NASDAQ Global Select Market under the symbol “CNIT.”

(2)  The CUSIP number for CNIT Nevada’s common stock was 16950L109.

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of December 31, 2013, Topper may be deemed the beneficial owner of 590,179 ordinary shares that it owns directly.

As of December 31, 2013, Fosun International may be deemed to be the beneficial owner of 1,728,491 ordinary shares, 1,138,312 of which it owns directly and 590,179 of which it is deemed the indirect beneficial owner by virtue of the fact that Topper is an indirect, wholly-owned subsidiary of Fosun International.

(b)

Percent of class:

Topper is deemed to be the beneficial owner of 1.97% of the Issuer’s outstanding ordinary shares, based on 27,007,608 ordinary shares outstanding as of June 30, 2013 as reported in the Issuer’s Form 6-K filed with the SEC on August 30, 2013, and an additional 3,000,000 ordinary shares issued to employees of the Issuer on September 26, 2013 under the Issuer’s 2013 Equity Incentive Plan as reported in the Issuer’s Form 6-K filed with the SEC on September 27, 2013.

Fosun International is deemed to be the beneficial owner of 5.76% of the Issuer’s outstanding shares of common stock.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Topper: None Fosun International: 1,138,312
(ii) Shared power to vote or to direct the vote Topper: 590,179 Fosun International: 590,179
(iii) Sole power to dispose or to direct the disposition of Topper: None Fosun International: 1,138,312
(iv) Shared power to dispose or to direct the disposition of Topper: 590,179 Fosun International: 590,179

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                        February 12, 2014

FOSUN INTERNATIONAL LIMITED		TOPPER LINK LIMITED

By:	/s/ Qin Xuetang	By:	/s/ Qin Xuetang
Qin Xuetang		Qin Xuetang
Director		Director

SCHEDULE 13G

EXHIBIT A

PARENT CORPORATIONS AND CONTROL PERSON OF

FOSUN INTERNATIONAL LIMITED

Fosun International is a majority-owned subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a wholly-owned subsidiary of Fosun International Holdings Ltd (“Fosun International Holdings”).  Fosun International Holdings is controlled by Mr. Guo Guangchang, who is also the Executive Director and Chairman of the Board of Fosun International.

Fosun Holdings is a corporation organized under the laws of Hong Kong, China with its principal business address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.  Fosun Holdings is principally engaged in investment holding.

Fosun International Holdings is a corporation organized under the laws of British Virgin Islands with its principal business address at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.  Fosun International Holdings is principally engaged in investment holding.

Guo Guangchang’s principal business address is No. 2 East Fuxing Road, Shanghai, China.  He is a citizen of China.

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of China Information Technology, Inc.

Date: February 12, 2014	FOSUN INTERNATIONAL LIMITED

	By:	/s/ Qin Xuetang
Qin Xuetang
Director

Date: February 12, 2014	TOPPER LINK LIMITED

	By:	/s/ Qin Xuetang
Qin Xuetang
Director